EXHIBIT 19

Highlights (unaudited)
(Dollars in thousands, except per share amounts)


                                   Three Months Ended Sept. 30,      Nine Months Ended Sept. 30,   Twelve Months Ended Sept. 30,

                                                    % Increase                       % Increase                       % Increase
                                   1996        1995  (Decrease)     1996        1995  (Decrease)    1996        1995   (Decrease)

Revenues and sales             $807,398    $785,779     3     $2,386,117  $2,335,870     2    $3,159,972  $3,093,344       2
Net income                     $ 18,824    $ 85,312   (78)    $  194,805  $  262,039   (26)   $  287,382  $  305,991      (6)
Primary earnings per average
  common share outstanding         $.10        $.45   (78)         $1.02       $1.38   (26)        $1.50       $1.61      (7)

Excluding provision to reduce
  carrying value of certain assets,
  gain on disposal of assets,
  write-down of assets, and other:
  Operating income             $176,115    $175,355     -     $  528,170  $  506,676     4    $  705,472  $  662,229       7
  Net income                   $ 91,540    $ 85,312     7     $  269,002  $  245,432    10    $  358,337  $  321,607      11
  Earnings per share               $.48        $.45     7          $1.41       $1.29     9         $1.88       $1.69      11

Average common shares
  including equivalents     190,456,000 189,988,000     -    190,584,000 189,982,000     -   190,531,000 189,826,000       -
Annual dividend rate
  per common share                $1.04        $.96     8
Total assets                                                                                  $5,173,935  $5,069,978       2
Telephone access lines                                                                         1,664,851   1,666,526       -
Cellular customers                                                                               738,040     575,952      28
                                                           15



Business Segments (unaudited)
(Dollars in thousands)


                            Three Months Ended Sept. 30,        Nine Months Ended Sept. 30,         Twelve Months Ended Sept. 30,

                                              % Increase                           % Increase                           % Increase
                             1996       1995   (Decrease)       1996         1995   (Decrease)       1996         1995   (Decrease)
Revenues and Sales:
  Telephone              $292,788   $297,196       (1)    $  872,432   $  902,267       (3)    $1,167,838   $1,197,133       (2)
  Information services    244,771    228,715        7        704,929      674,932        4        956,342      909,605        5
  Product distribution    111,038    120,296       (8)       349,598      350,002        -        447,715      459,259       (3)
  Cellular                123,259    103,627       19        350,227      295,712       18        452,637      378,706       20
  Other operations         35,542     35,945       (1)       108,931      112,957       (4)       135,440      148,641       (9)
    Total                $807,398   $785,779        3     $2,386,117   $2,335,870        2     $3,159,972   $3,093,344        2


Operating Income:
  Telephone              $ 99,350   $100,466       (1)    $  307,304   $  315,036       (2)    $  414,810   $  414,191        -
  Information services    (41,380)    34,510     (220)        23,667       91,095      (74)        64,615      123,847      (48)
  Product distribution      5,936      7,590      (22)        19,057       21,933      (13)        24,462       27,702      (12)
  Cellular                 41,155     35,534       16        112,945       90,030       25        144,422      111,480       30
  Other operations          2,726      2,087       31          8,274        6,210       33          9,104        8,427        8
  Corporate expenses      (51,952)    (4,832)     975        (63,357)     (17,628)     259        (72,221)     (23,418)     208
    Total                $ 55,835   $175,355      (68)    $  407,890   $  506,676      (19)    $  585,192   $  662,229      (12)

                                                           16



Consolidated Statements of Income (unaudited)
(Dollars in thousands, except per share amounts)


                                                   Three Months                   Nine Months                    Twelve Months
                                                  Ended Sept. 30,               Ended Sept. 30,                  Ended Sept. 30,

                                                  1996         1995            1996           1995             1996           1995
Revenues and Sales:
   Service revenues                           $638,865     $610,283      $1,870,471     $1,816,205       $2,496,092     $2,408,618
   Product sales                               168,533      175,496         515,646        519,665          663,880        684,726
   Total revenues and sales                    807,398      785,779       2,386,117      2,335,870        3,159,972      3,093,344

Costs and Expenses:
   Cost of products sold                       111,331      117,528         342,517        347,423          444,213        457,634
   Operations                                  361,203      335,609       1,041,245      1,018,089        1,375,717      1,347,646
   Maintenance                                  37,202       37,929         111,591        112,080          147,409        150,586
   Depreciation and amortization               105,392      102,397         314,930        299,428          425,301        407,009
   Taxes, other than income taxes               16,155       16,961          47,664         52,174           61,860         68,240
   Provision to reduce carrying value
     of certain assets                         120,280            -         120,280              -          120,280              -
   Total costs and expenses                    751,563      610,424       1,978,227      1,829,194        2,574,780      2,431,115

Operating Income                                55,835      175,355         407,890        506,676          585,192        662,229

Other income, net                                1,261         (909)          2,038            489            4,030          1,616
Interest expense                               (32,082)     (37,159)        (98,281)      (112,187)        (131,522)      (147,947)
Gain on disposal of assets,
   write-down of assets and other                    -            -          (2,278)        25,927            2,570        (28,230)

Income before income taxes                      25,014      137,287         309,369        420,905          460,270        487,668
Federal and state income taxes                   6,190       51,975         114,564        158,866          172,888        181,677

Net income                                      18,824       85,312         194,805        262,039          287,382        305,991
Preferred dividends                                265          287             813            883            1,088          1,184

Net income applicable to common shares        $ 18,559     $ 85,025      $  193,992     $  261,156       $  286,294     $  304,807

Primary Earnings per Share                        $.10         $.45           $1.02          $1.38            $1.50          $1.61

                                                           17



Consolidated Statements of Cash Flows (unaudited)
(Dollars in thousands)


                                                       Nine Months                Twelve Months
                                                     Ended Sept. 30,              Ended Sept. 30,
                                                      1996         1995          1996          1995
Net Cash Provided by Operations                   $576,781     $498,921      $767,046      $702,828

Cash Flows from Investing Activities:
  Additions to property, plant and equipment      (329,361)    (409,316)     (443,109)     (590,828)
  Sale of property                                  38,687       95,944       155,654        95,944
  Additions to capitalized software
    development costs                              (55,850)     (39,196)      (68,962)      (52,188)
  Investments sold (acquired)                       22,548      (18,326)        7,145       (27,715)
  Other, net                                       (37,761)     (11,657)      (98,123)      (12,476)

    Net cash used in investing activities         (361,737)    (382,551)     (447,395)     (587,263)

Cash Flows from Financing Activities:
  Dividends on preferred and common stock         (148,586)    (136,571)     (194,285)     (182,117)
  Reductions in long-term debt                    (376,327)    (180,792)     (473,171)     (220,115)
  Long-term debt issued                            313,579      198,603       333,140       288,693
  Purchase of common stock                               -            -             -        (1,429)
  Common stock issued                                3,797       11,049         9,973        21,074
  Other, net                                          (725)        (647)       (1,215)      (12,158)

    Net cash used in financing activities         (208,262)    (108,358)     (325,558)     (106,052)

Increase (decrease) in cash and
  short-term investments                             6,782        8,012        (5,907)        9,513

Cash and Short-term Investments:
  Beginning of period                               21,421       26,098        34,110        24,597

  End of period                                   $ 28,203     $ 34,110      $ 28,203      $ 34,110

                                                           18



Consolidated Balance Sheets (unaudited)



Assets (Dollars in thousands)
                                                    Sept. 30,        Dec. 31,       Sept. 30,
                                                      1996            1995            1995
Current Assets:
  Cash and short-term investments                  $   28,203      $   21,421      $   34,110
  Accounts receivable (less allowance for
    doubtful accounts of $20,688, $18,439
    and $23,552 respectively)                         554,098         582,797         543,559
  Materials and supplies                               19,164          22,191          28,611
  Inventories                                          83,632          89,667          89,227
  Prepaid expenses                                     41,669          15,165          18,963
  Total current assets                                726,766         731,241         714,470

Investments                                           699,416         611,706         534,604
Excess of cost over equity in purchased entities      433,511         480,070         504,193

Property, Plant and Equipment:
  Telephone                                         3,782,042       3,733,468       3,841,452
  Information services                                494,401         468,648         449,874
  Cellular                                            544,007         462,397         432,241
  Other                                                27,229          28,965          29,331
  Under construction                                  153,574         148,349         175,518
  Total property, plant and equipment               5,001,253       4,841,827       4,928,416
  Less accumulated depreciation                     2,003,225       1,869,075       1,888,743
  Net property, plant and equipment                 2,998,028       2,972,752       3,039,673

Other assets                                          316,214         277,336         277,038

Total Assets                                       $5,173,935      $5,073,105      $5,069,978

                                                           19



Liabilities and Shareholders' Equity

                                                    Sept. 30,        Dec. 31,       Sept. 30,
                                                      1996            1995            1995
Current Liabilities:
  Current maturities of long-term debt             $   38,082      $   36,892      $   37,834
  Accounts payable                                    214,686         213,944         217,239
  Advance payments and customers' deposits             77,907          73,660          70,343
  Accrued taxes                                        41,380          58,341          50,618
  Accrued dividends                                    49,772          49,149          45,210
  Other current liabilities                           139,166         137,298         138,150
  Total current liabilities                           560,993         569,284         559,394

Deferred Credits:
  Investment tax                                       16,623          21,821          24,874
  Income taxes                                        614,605         544,435         514,640
  Total deferred credits                              631,228         566,256         539,514

Long-term debt                                      1,687,411       1,761,604       1,852,936
Other liabilities                                     243,674         233,318         249,128
Preferred stock, redeemable                             6,455           7,078           7,249

Shareholders' Equity:
  Preferred stock                                       9,216           9,241           9,285
  Common stock                                        189,603         189,268         189,024
  Additional capital                                  359,230         355,663         349,636
  Unrealized holding gain on investments              267,813         208,681         184,165
  Retained earnings                                 1,218,312       1,172,712       1,129,647
  Total shareholders' equity                        2,044,174       1,935,565       1,861,757

Total Liabilities and Shareholders' Equity         $5,173,935      $5,073,105      $5,069,978

                                      20



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  Financial Statement Presentation:

    The consolidated financial statements at September 30, 1996 and 1995 and for the three, nine and twelve month periods then ended are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods.

2.  Accounting Policies-Evaluation of Computer Software Development Costs:

    The net realizable value of capitalized software development costs is periodically evaluated by the Company. This evaluation requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues generated by the software, estimated economic life of the software and changes in software and hardware technologies. Accordingly, it is reasonably possible that estimates of anticipated future revenues generated by the software, the remaining economic life of the software, or both may be reduced significantly in the near term materially impacting the carrying value of capitalized software development costs. As a result of this periodic evaluation, the Company recorded a write-down of software in the third quarter of 1996. (See Note 3).

3.  Provision to Reduce Carrying Value of Certain Assets:

    During the third quarter of 1996, the Company incurred non-cash, pre-tax charges of $120.3 million to write-down the carrying value of certain assets. The Company recorded a pre-tax write-down of $45.3 million in the carrying value of goodwill related to its product distribution segment's wire and cable subsidiary, HWC Distribution Corp., ("HWC"). This write-down resulted from the Company's plan to dispose of these non-strategic operations. The Company expects to complete the sale of HWC in the fourth quarter of 1996. The information services segment recorded a pre-tax write-down of $53.0 million in the carrying value of certain assets primarily consisting of capitalized software development costs. The write-down of software resulted from performing a net realizability evaluation of this segment's software-related products that have been impacted by changes in software and hardware technologies. Finally, due to current and projected future operating losses sustained by its community banking operations, the information services segment also recorded a pre-tax write-down of $22.0 million to adjust the carrying value of these operations to their estimated fair value based upon projections of future cash flows. The net income impact of these write-downs resulted in a decrease in net income of $72.7 million or $.38 per share for the three, nine and twelve month periods ended September 30, 1996.

    Operating results of the wire and cable subsidiary included in the Company's consolidated results of operations for the three, nine and twelve months ended September 30, 1996 and 1995, were as follows:

                                              (Thousands)
                         Three Months         Nine Months       Twelve Months
                             Ended               Ended               Ended
                        1996      1995      1996      1995      1996      1995
Revenues and sales   $38,032   $42,761  $123,363  $120,075  $161,893  $160,678
Operating income     $ 1,876   $ 2,985  $  5,929  $  8,054  $  8,746  $ 10,927

To ALLTEL Stockholders:

ALLTEL Corporation recently announced its financial results for the period ended Sept. 30, 1996.
    Third quarter earnings per share from operations before one-time items were 48 cents per share, compared with 45 cents per share a year ago, a 7 percent increase. Net income from operations before one-time items for the third quarter of 1996 was $91,540,000 compared with $85,312,000 in the third quarter of 1995, an increase of 7 percent. Revenues and sales were $807,398,000 compared with $785,779,000 in the corresponding quarter of 1995, up 3 percent.
    Earnings per share from operations before one-time items for the nine months ended Sept. 30, 1996 were $1.41, compared to $1.29 a year ago, a 9 percent increase, while net income from operations before one-time items was $269,002,000, compared with $245,432,000, representing a 10 percent increase in the year-ago period. Revenues and sales were $2,386,117,000 compared to $2,335,870,000 in 1995.
    During the third quarter, the company recorded one-time adjustments totaling approximately $120,000,000 before tax and $73,000,000 after tax, reducing earnings per share by 38 cents. Including these one-time adjustments, net income for the quarter was $18,824,000 compared with $85,312,000 in the year-ago period, while earnings per share amounted to 10 cents compared with 45 cents for the comparable period. Net income and earnings per share for the nine months ended Sept. 30, 1996 were $194,805,000 and $1.02, respectively, compared with $262,039,000 and $1.38 for the nine months ended Sept. 30, 1995.
    The one-time charge of $120,000,000 reflects the company adjusting the carrying value of certain purchased and developed software, the company's investment in HWC Distribution Corp., and various other assets. The adjustment of HWC reflects the company's plans to dispose of these operations.
    Faced with unprecedented growth opportunities, the company continues to implement initiatives designed to enhance our ability to compete effectively in today's quickly-changing environment. As reflected by one-time items in the quarter, some of these initiatives include redeploying certain assets into more productive areas.
    More importantly, we have continued to evolve our organization, realigning our operating structure and business processes into a company that can move effectively and quickly to develop and deliver communication and information services across a larger addressable market. This new structure allows us to better utilize the extraordinary skills residing within the organization, while aligning those skills to meet the challenges of an increasingly competitive market.
    In addition to our realignment initiative, we are taking other steps to create shareholder value. We have announced our intent to repurchase up to
3.5 million shares of ALLTEL common stock. The program is effective immediately.
    Our current quarterly results continue to highlight the success of our wireless business, even as we work through a new round of competitors. Our extensive array of service offerings, coupled with our superior customer service, has resulted in solid customer growth and strong financial results. Our wireless business was built for competition, and we are dedicated to maintaining our market leadership.
    Our wireline business also showed solid growth despite start-up costs associated with several strategic initiatives such as long-distance and excluding the effect of the sale of certain properties in earlier periods. During the quarter, we extended our long-distance offering to our twelfth state and moved aggressively to offer bundled communication services in two out-of-region markets - Little Rock, Ark. and Charlotte, N.C. - where we have a highly visible presence due to our successful wireless business in those areas. It is our intent to continue pursuing wireline opportunities in other markets where we can leverage the existing presence of other parts of our company.

    Information services results reflected moderate third quarter sales, as well as start-up costs associated with our Enterprise Network Services business. As part of our reorganization, we are moving information services into a more nimble, market-responsive structure - a structure comprised of profit centers responsible for the development, delivery and support of information products and services across a broader array of industries.

ALLTEL Launches Virtuoso II

The first installation of ALLTEL's state-of-the-art wireless customer care and billing product, Virtuoso II, is now fully functional in our Springfield, Mo. service area and will be expanded throughout our wireless operation.
    In addition, GTE has selected Virtuoso II to support its wireless operations nationwide.
    With the launching of this comprehensive and highly flexible client/ server-based system, ALLTEL has become a technology leader in the critical customer billing sector of the telecommunications industry.

ALLTEL Invests in Global Internet Access Provider

ALLTEL Corporation will invest up to $12.5 million and become a minority investor in Apex Global Information Services, Inc. (AGIS), one of only six global providers of Internet access.
    This investment solidly locks ALLTEL into one of the top Internet access providers in the world and ensures ALLTEL of being able to explore the many options for business ventures via the Internet on a worldwide basis.

Board Increases Dividends

ALLTEL's board of directors voted to increase the regular quarterly common dividend from 26 cents to 27.5 cents per share.
    The new indicated annual dividend rate will be $1.10 per common share, an increase of 6 cents or approximately 6 percent over the previous rate. This is the 36th consecutive annual dividend increase since the company's founding.
The 27.5 cent dividend is payable Jan. 3, 1997 to stockholders of record as of Dec. 6, 1996.
    Dividends were also declared on all series of the company's preferred stock. Preferred dividends are payable Dec. 15, 1996 to stockholders of record as of Nov. 22, 1996.



/s/ Joe Ford
Joe T. Ford,
Chairman and Chief Executive Officer
October 24, 1996